Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2024 (the 2024 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2024 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress (1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	67	52.3	253	50.6
National Action Party	21	16.4	70	14
Institutional Revolutionary Party	13	10.2	37	7.4
Citizen Movement Party	6	4.7	28	5.6
Ecological Green Party of Mexico	14	10.9	62	12.4
Labor Party	6	4.7	49	9.8
Unaffiliated	1	0.8	1	0.2
Total	128	100.0%	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of January 2, 2026

Source: Senate and Chamber of Deputies.

Criminal Justice

On October 9, 2025 a decree was published in the Diario Oficial de la Federación (Official Gazette) reforming Article 73, Section XXI, item (a), of the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution). The reform aims to combat extortion by granting Congress the authority to enact a general law that establishes, at a minimum, a single criminal offense definition for extortion, applicable nationwide and with uniform penalties.

On November 28, 2025, a decree was published in the Official Gazette enacting the Ley General para Prevenir, Investigar y Sancionar los Delitos en Materia de Extorsión (General Law to Prevent, Investigate and Punish Crimes Related to Extortion), and amending, adding and repealing certain provisions of the Código Penal Federal (Federal Criminal Code), the Código Nacional de Procedimientos Penales (National Code of Criminal Procedure), the Ley Federal Contra la Delincuencia Organizada (Federal Law against Organized Crime), the Ley Nacional de Extinción de Dominio (National Law on Asset Forfeiture) and the Ley Orgánica del Poder Judicial de la Federación (Organic Law of the Federal Judiciary). The decree amends and supplements the existing legal framework for the enforcement and prosecution of extortion-related crimes, including (i) modifications to the legal requirements related to jurisdiction, sentencing and aggravating circumstances, (ii) mechanisms for coordination between authorities, (iii) victim protection measures, and (iv) rules for criminal investigation and enforcement, including the creation of a specialized Complaint Response Center.

Legal and Political Reforms

On October 16, 2025, a decree was published in the Official Gazette reforming and supplementing various provisions of Ley de Amparo, Reglamentaria de los Artículos 103 y 107 de la Constitución Política de los Estados Unidos Mexicanos (Amparo Law, Regulating Articles 103 and 107 of the Political Constitution of Mexico), the Código Fiscal de la Federación (Federal Tax Code) and the Ley Orgánica del Tribunal Federal de Justicia Administrativa (Organic Law of the Federal Court of Administrative Justice). The reform aims to streamline judicial proceedings, ensure procedural efficiency and improve access to justice by redefining and clarifying legal concepts, including the requirements for standing and injunctive relief, as well as by enabling the use of electronic means for the relevant processes and procedures.

On December 10, 2025, the Reglamento Orgánico de la Suprema Corte de Justicia de la Nación (Organic Regulations of the Supreme Court), which regulates the powers of members of the court, its administrative procedures and its organizational structure, was published in the Official Gazette.

On November 19, 2025, the decree reforming the Ley Aduanera (Customs Law) was published in the Official Gazette, with the aim of combatting evasion and smuggling, and protecting lawful trade. The reform, which came into effect on January 1, 2026, introduces, among other measures, (i) the implementation of digital tools and systems to facilitate customs controls (ii) strengthened oversight responsibilities for customs agents, (iii) higher duties for imports not subject to free trade agreements, (iv) expanded compliance obligations, (v) stricter documentation requirements, and (vi) enhanced digital monitoring across the customs process.

Civil and Regulatory Procedures

On November 14, 2025, a decree was published in the Official Gazette reforming certain provisions of various legal codes in connection with the implementation of the Código Nacional de Procedimientos Civiles y Familiares (National Code of Civil and Family Procedures, or CNPCyF) by local legislatures throughout Mexico.

Internal Security

General

On December 15, 2025, a decree was published in the Official Gazette reforming, adding and repealing certain provisions of the Reglamento Interior de la Secretaría de la Defensa Nacional (Internal Regulations of the Ministry of National Defense), including to, among other changes, (i) incorporate the Comandancia de la Guardia Nacional (National Guard Command) into the organizational structure of the Secretaría de la Defensa Nacional (Ministry of National Defense, or SEDENA), (ii) create the Centro Nacional de Vigilancia y Protección del Espacio Aéreo (National Airspace Surveillance and Protection Center), and (iii) redefine the functions of various related administrative bodies.

Organized Crime, Arms Trafficking and Money Laundering

On November 11, 2025, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) through the Unidad de Inteligencia Financiera (Financial Intelligence Unit, or UIF) announced that, as a result of an investigation into suspected money-laundering by alleged organized crime groups, 13 casinos were identified and listed as sanctioned legal entities, pursuant to the financial blocking measures administered by the UIF. As a result of such investigation, the Dirección General de Juegos y Sorteos ordered the suspension of the operations of the aforementioned casinos.

Human Rights

On December 15, 2025, a decree was published in the Official Gazette establishing rules for the organization and operation of the Sistema Nacional para la Igualdad entre Mujeres y Hombres (National System for Equality between Women and Men), including defining its structure, powers and coordination mechanisms, with the aim of promoting substantive equality between women and men in Mexico.

Cyber Crimes and Cybersecurity

On December 8, 2025, the Agencia de Transformación Digital y Telecomunicaciones (Digital Transformation and Telecommunications Agency) published the Plan Nacional de Ciberseguridad (National Cybersecurity Plan), establishing strategic guidelines to, among other aims, (i) strengthen the protection of critical infrastructure, (ii) promote the safe use of digital technologies, (iii) define mechanisms for interinstitutional coordination against cyberthreats, and (iv) ensure the safeguarding of citizens’ rights and national sovereignty in the cyberspace.

Access to Information, Government Procurement and Transparency

On December 8, 2025, the Secretaría Anticorrupción y Buen Gobierno (Ministry of Anti-Corruption and Good Governance) announced sanctions against Santiago López Pérez and five supplier companies: (i) Instalaciones Eléctricas Industriales MT, S.A. de C.V.; (ii) Tameztec, S.A. de C.V.; (iii) C-Gallegos, S.A. de C.V.; (iv) Construcciones San Benito, S.A. de C.V.; and (v) Grupo Corporativo C y C, S.A. de C.V.; each of which was temporarily disqualified and fined for submitting false information in public procurement contracts. Each of these companies was registered in the Directorio de Proveedores y Contratistas Sancionados (Directory of Sanctioned Suppliers and Contractors), thereby prohibiting them from participating in new contracts with the Government.

Foreign Affairs, International Organizations and International Economic Cooperation

On October 24, 2025, the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs) announced that Mexico and the United Nations (UN) had signed the Marco de Cooperación de Naciones Unidas en México 2026–2031 (United Nations Cooperation Framework in Mexico 2026–2031) with the aim of strengthening collaboration on sustainable development, human rights and governance.

Environment

On September 3, 2025, as part of a national policy to transition to safer and more sustainable agricultural practices, President Sheinbaum announced the ban of 35 pesticides that pose a high risk to public health and the environment.

On November 18, 2025, the Ministry of Foreign Affairs issued a statement announcing that Mexico participated in COP30 in Belém, Brazil with the objective of promoting stronger climate action by advancing international commitments to reduce emissions and protect biodiversity.

On December 11, 2025, a decree was published in the Official Gazette, enacting the Ley General de Aguas (General Water Law) and amending, adding and repealing various provisions of the Ley de Aguas Nacionales (National Water Law), with the purpose of regulating the human right to access, availability and sanitation of water, as recognized by the Constitution. The legislation establishes a legal regime to improve water management in Mexico by, among other measures, strengthening equitable water distribution and intergovernmental coordination, promoting the sustainable management of water through the use of basins and aquifers, and improving system capacity to adapt to the effects of climate change, while prioritizing human rights, community systems, the general interest and promoting public participation in conservation efforts. The regulatory framework necessary to carry out this reform must be issued or amended within 180 calendar days of the decree taking effect and, during the interim period, existing regulations will continue to apply to the extent that they do not contravene the principles and guidelines of the General Water Law or the amendments to the National Water Law.

On December 16, 2025, an agreement was published in the Official Gazette establishing the Política Nacional para el Manejo Sustentable de Mares y Costas (National Policy for the Sustainable Management of Seas and Coasts), setting forth objectives and short, medium and long term strategies for the protection and sustainable use of marine and coastal ecosystems, in accordance with Mexico’s international and domestic commitments.

THE ECONOMY

Gross Domestic Product

According to preliminary figures, Mexico’s real GDP decreased by 0.1% during the third quarter of 2025 compared to the same period in 2024. In the third quarter of 2025, GDP decreased by 0.3% in seasonally adjusted terms, reflecting a contraction in secondary activities, including manufacturing, construction, electricity generation and distribution, mining, and water and gas supply, which was particularly driven by a decline in industrial production, and partially offset by a moderate expansion in primary and tertiary activities. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2024 Form 18-K.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2024		2025(3)
GDP	Ps.	25,574.2	Ps.	25,411.5
Add: Imports of goods and services		11,934.5		12,443.4

Total supply of goods and services		37,508.6		37,854.9
Less: Exports of goods and services		10,173.8		10,567.7

Total goods and services available for domestic expenditure	Ps.	27,334.8	Ps.	27,287.2
Allocation of total goods and services:
Private consumption		18,338.5		18,523.1
Public consumption		2,797.5		5,718.5

Total consumption		21,136.0		24,241.6

Total gross fixed investment		6,343.0		2,881.0

Changes in inventory		22.6		26.5

Total domestic expenditures	Ps.	27,501.6	Ps.	27,149.1

Errors and Omissions		(166.79)		138.1

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2018.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures (As a Percentage of Total GDP)

	Third quarter
	2024	2025
GDP	100.0%	100.0%
Add: Imports of goods and services	46.7	49.0

Total supply of goods and services	146.7	149.0
Less: Exports of goods and services	39.8	41.6

Total goods and services available for domestic expenditures	106.9%	107.4%
Allocation of total goods and services:
Private consumption	71.7%	72.9%
Public consumption	24.8	22.5

Total consumption	96.5	95.4
Total gross fixed investment	10.9	11.3
Changes in inventory	0.1	0.1

Total domestic expenditures	107.5%	106.8%

Errors and Omissions	(0.7)%	0.5%

Note:	Percentages may not total due to rounding.
(1)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2024		2025(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	781.4	Ps.	810.0
Secondary Activities:
Mining		885.5		841.3
Utilities		335.8		331.1
Construction		1,528.2		1,456.8
Manufacturing		5,288.1		5,189.9
Tertiary Activities:
Wholesale and retail trade		5,011.1		5,018.7
Transportation and warehousing		1,892.2		1,896.1
Information		461.9		472.6
Finance and insurance		1,017.3		1,036.8
Real estate, rental and leasing		2,408.8		2,440.1
Professional, scientific and technical services		575.3		625.3
Management of companies and enterprises		168.7		166.3
Support for business		228.1		252.4
Education services		888.9		892.0
Health care and social assistance		595.3		626.6
Arts, entertainment and recreation		131.4		148.8
Accommodation and food services		557.3		537.4
Other services (except public administration)		455.5		444.9
Public administration		837.5		833.8

Gross value added at basic values		24,048.3		24,020.7
Taxes on products, net of subsidies		1,393.7		1,390.7

GDP	Ps.	25,442.0	Ps.	25,411.5

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2018.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2024	2025(2)
GDP (real pesos)	1.4%	(0.1)%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	7.0	3.7
Secondary Activities:
Mining	(6.8)	(5.0)
Utilities	(1.8)	(1.4)
Construction	1.1	(4.7)
Manufacturing	0.5	(1.9)
Tertiary Activities:
Wholesale and retail trade	1.3	0.2
Transportation and warehousing	4.6	0.2
Information	2.7	2.3
Finance and insurance	1.6	1.9
Real estate, rental and leasing	1.2	1.3
Professional, scientific and technical services	12.1	8.7
Management of companies and enterprises	11.7	(1.4)
Administrative support, waste management and remediation services	(2.3)	10.7
Education services	1.4	0.3
Health care and social assistance	0.4	5.3
Arts, entertainment and recreation	5.7	13.2
Accommodation and food services	(3.5)	(3.6)
Other services (except public administration)	1.2	(2.3)
Public administration	2.7	(0.4)

Note: Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2018.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (Open Unemployment Rate) figures, Mexico’s unemployment rate was 2.6% as of October 31, 2025, a one percentage point increase from the rate as of October 31, 2024. As of October 31, 2025, the economically active population in Mexico (fifteen years of age and older) was 62.5 million and the labor force participation rate stood at 59.9%. As of January 1, 2026, the minimum wages were Ps. 440.87 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 315.04 per day for the rest of Mexico, an increase of 13% and 5%, respectively, from the applicable minimum wages in effect from January 1, 2025 to December 31, 2025. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2024 Form 18-K.

On November 13, 2025, amendments to the general legal framework governing pension plans were published in the Official Gazette, including, among other measures, provisions to strengthen the protection of supplementary retirement savings for workers, provide certainty for employers, and improve the traceability of pension plan information with the aim of combatting fraud.

On December 3, 2025, President Sheinbaum announced that the standard work-week in Mexico would be gradually reduced from 48 hours to 40 hours by 2030, with two-hour annual reductions set to begin starting in January 2027. The federal executive branch sent the initiative to the Senate for deliberation on December 3, 2025 and the initiative must be approved by Congress before its enactment.

On December 15, 2025, a decree was published in the Official Gazette amending the Ley Federal de los Trabajadores al Servicio del Estado Reglamentaria del Apartado B) del Artículo 123 de la Constitución Política de los Estados Unidos Mexicanos, (Federal Law of Workers in the Service of the State, Regulating Article 123, Section B) of the Political Constitution of Mexico) and adding a new provision to the Ley General de Responsabilidades Administrativas (General Law on Administrative Responsibilities), with the aim of protecting union autonomy and penalizing public servant interference in union processes as a serious administrative offense.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2018 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2024			2025(2)
Food	Ps.	965.6	0.3%	Ps.	978.7	1.4%
Beverage and tobacco products		262.1	1.0		256.5	(2.1)
Textile mills		27.8	(3.0)		25.3	(9.1)
Textile product mills		16.9	(3.9)		16.7	(0.9)
Apparel		56.1	(6.4)		50.8	(9.4)
Leather and allied products		26.1	(17.1)		25.1	(4.0)
Wood products		34.5	(2.7)		31.5	(8.6)
Paper		102.1	(1.3)		99.1	(2.9)
Printing and related support activities		24.6	(1.8)		23.7	(3.8)
Petroleum and coal products		229.1	13.4		251.5	9.8
Chemicals		382.0	9.4		369.3	(3.3)
Plastics and rubber products		167.7	3.1		165.7	(1.2)
Nonmetallic mineral products		157.2	(0.4)		155.7	(1.0)
Primary metals		246.5	(8.2)		253.1	2.7
Fabricated metal products		172.8	(2.4)		162.2	(6.2)
Machinery		215.4	(2.8)		217.7	1.1
Computers and electronic products		484.2	(3.7)		492.2	1.7
Electrical equipment, appliances and components		220.9	3.2		211.8	(4.1)
Transportation equipment		1,305.0	1.0		1,181.0	(9.5)
Furniture and related products		48.3	(3.0)		46.7	(3.2)
Miscellaneous		143.1	3.7		175.5	22.6

Total expansion/contraction	Ps.	5,288.1	0.5%	Ps.	5,189.9	(1.9)%

(1)	Constant pesos with purchasing power as of December 31, 2018. Percent change reflects differential in constant 2018 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On August 5, Petróleos Mexicanos (PEMEX), an empresa pública del estado (state-owned public company) presented its “Strategic Plan 2025-2030,” which established PEMEX’s Comprehensive Capitalization and Financing Strategy. This strategy is based on the continuous improvement in PEMEX’s financial operations in terms of efficiency, discipline, risk management, and process optimization, as well as PEMEX’s responsible use of resources. To this end, PEMEX, the Secretaría de Energía (Ministry of Energy, or SENER), and the Ministry of Finance and Public Credit are working together to implement financial mechanisms to strengthen PEMEX’s financial position and achieve the stability and resilience necessary to ensure its operational and financial continuity. These mechanisms are intended to reduce PEMEX’s debt levels to ensure timely access to financing sources under competitive conditions. As part of these mechanisms, on December 1, 2025, the Government granted a guaranty in connection with a credit facility of up to Ps. 257.5 billion, the proceeds of which will be used to support energy sector investment projects.

On September 2, 2025, PEMEX launched an offer to purchase for cash certain of its outstanding dollar-denominated and euro-denominated notes with maturities between 2026 and 2029. The total aggregate principal amount of tenders accepted for purchase amounted to U.S.$9.9 billion, and the offers settled on October 1, 2025.

On October 2, 2025, the credit rating agency Fitch upgraded its long-term foreign and local currency debt rating for PEMEX from BB to BB+, with a stable outlook.

On October 3, 2025, two decrees were published in the Official Gazette establishing regulatory frameworks for various aspects of the hydrocarbons sector, including (i) the Reglamento de la Ley del Sector Hidrocarburos (Regulations of the Law of the Hydrocarbon Sector), which establishes the administrative, technical and legal framework for the regulation of hydrocarbon exploration, extraction, transportation and commercialization; and (ii) the Reglamento de la Ley de Ingresos Sobre Hidrocarburos (Regulations of the Hydrocarbons Revenue Law), which, among other measures, updates energy sector administrative procedures regarding the allocation of and bidding process for hydrocarbon exploration and extraction contracts.

On October 3, 2025, the Norma Oficial Mexicana de Emergencia NOM-EM-006-ASEA-2025, Transporte de Gas Licuado de Petróleo (Mexican Official Emergency Standard NOM-EM-006-ASEA-2025, Transportation of Liquefied Petroleum Gas), was published in the Official Gazette. The standard aims to enhance safety measures and heighten obligations for regulated entities, including through requiring the submission of annual reports on the state of transportation and distribution units, with the aim of ensuring compliance and the timely detection of defects that could cause leaks or failures.

On December 11, 2025, SENER published an agreement in the Official Gazette with the aim of establishing clear criteria for recognizing the occurrence of fortuitous or force majeure events with respect to contracts for the exploration and extraction of hydrocarbons that may affect the fulfillment of contractual obligations.

Electric Power

On September 11, 2025, CFE FIBRA E, a Fideicomiso de Inversión en Energía Infraestructura (Energy and Infrastructure Investment Trust), which is managed by an affiliate of the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE) and in respect of which CFE has residual beneficiary rights, and which is focused on investing in energy and infrastructure (primarily collection rights in respect of fees charged for electricity transmission), issued U.S.$725 million of its 5.875% notes due 2040. This inaugural issuance by CFE FIBRA E attracted a record demand of U.S.$6.36 billion, the highest ever for an issuance by an energy and infrastructure trust in Mexico. The proceeds were used to acquire an additional 2.43% of the beneficiary rights under a trust holding collection rights, to reach an aggregate 6.78% of beneficiary rights under such trust. CFE is the ultimate beneficiary under the trust holding collection rights and expects to use the proceeds to finance strategic projects in connection with the Red Nacional de Transmisión (National Transmission Network, or RNT), within the framework of CFE’s Plan de Fortalecimiento y Expansión del Sistema Eléctrico Nacional 2025-2030 (National Electric System Strengthening and Expansion Plan 2025-2030).

On October 3, 2025, a series of decrees issuing new energy sector regulations were published in the Official Gazette. First, the Reglamento de la Ley de Planeación y Transición Energética (Regulations of the Energy Transition Law) established a binding framework for energy sector planning, with the aims of (i) strengthening the energy transition, (ii) promoting the sustainable use of energy, (iii) utilizing clean energy sources, and (iv) reducing polluting emissions, while ensuring the country’s competitiveness and energy sovereignty. Second, the Reglamento de la Ley de Geotermia (Regulations of the Geothermal Energy Law) established an administrative, technical and environmental regulatory framework for the exploration and use of geothermal resources, including by articulating (i) requirements for obtaining permits and concessions, (ii) terms and conditions for each stage of geothermal development, and (iii) environmental assessment criteria. Third, the Reglamento de la Ley de Biocombustibles (Regulations for the Biofuels Law) sets forth regulations for production, commercialization, distribution and employment within the biofuels sector, with the aim of (i) promoting energy security and sustainable development, (ii) reducing pollutant emissions, and (iii) establishing technical, environmental and administrative requirements for value chain participants.

On October 3, 2025, another decree was published in the Official Gazette issuing the Reglamento de la Ley del Sector Eléctrico (Regulations of the Electricity Sector Law), which establishes regulations for the generation, transmission, distribution, and commercialization of electricity, with the aim of ensuring the Government’s role in the administration and control of the national electricity system. The regulation also seeks to define procedures for granting permissions, establishing participation mechanisms and ensuring compliance with technical, environmental, and energy efficiency criteria.

On December 16, 2025, the operating guidelines of the Consejo de Planeación Energética (Energy Planning Council) were published in the Official Gazette with the objective of strengthening coordination in national energy sector planning.

Tourism

On November 30, 2025, the Secretaría de Turismo (Ministry of Tourism, or SECTUR) announced that 5.0 million people were employed in the tourism sector in the third quarter of 2025, an increase of 3,838 jobs compared to the second quarter of 2025 and a 1.8% increase compared to the same period in 2024, representing 9.3% of the national workforce.

On December 11, 2025, SECTUR announced that, from January to October 2025, 79.3 million international visitors arrived in Mexico, an increase of 13.6% compared to the same period in 2024. Of those international visitors, 16.6 million arrived in Mexico by air, representing an increase of nearly 100,000 visitors compared to the same period in 2024 and a 10.2% increase compared to the same period in 2019. The United States, Canada and the United Kingdom were the most represented countries of origin for tourists traveling by air to Mexico in this period.

Transportation and Communications

Highways

On October 8, 2025, President Sheinbaum announced that the Programa de Infraestructura Carretera (Road Infrastructure Program), which aims to modernize, expand and maintain the national road network to improve Mexico’s connectivity and competitiveness, had achieved 60% overall completion.

On November 22, 2025, the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation, or SICT) reported that 644 out of 820 kilometers of roads in the Mixteca region of Oaxaca have been expanded, maintained and modernized as part and representing 78% completion of the Ps. 6.2 billion Plan General Lázaro Cárdenas del Río (General Lázaro Cárdenas del Río Plan).

Seaports

From January to October 2025, total cargo handled at Mexican seaports totaled 209.0 million tons, an 8.2% decrease compared to the same period in 2024. This decrease was mainly driven by a decline in export cargo, which totaled 66.0 million tons, a 13.2% decrease compared to the same period in 2024. Imports also declined by 8.4% compared to the same period in 2024, totaling 99.6 million tons from January to October 2025.

Aviation

On December 9, 2025, SICT announced that Ps.129.1 billion are expected to be invested in airport infrastructure by 2030. In 2025, Ps. 36.5 billion of federal government and private sector funding was allocated to the country’s 62 airports, including for expansion and modernization projects at the Puerto Escondido, Tepic, Monterrey, Guadalajara, Mexico City, Puerto Vallarta, Cancún, Tijuana, Mérida and Chihuahua airports.

Railways

On November 25, 2025, SICT announced that construction was underway on four passenger train routes in northern and central Mexico, including the Mexico City–Querétaro Train, the Mexico City–Pachuca Train, and the Querétaro–Irapuato Train. These projects aim to add or rehabilitate 785 kilometers of railway infrastructure, along with the development of main and secondary stations.

Communications

On October 21, 2025, the Comisión Reguladora de Telecomunicaciones (Telecommunications Regulatory Commission, or CRT) announced the completion of the restructuring of the economic competition and telecommunications system. As part of this process, the Comisión Nacional Antimonopolio (National Antitrust Commission, or CNA) was established to replace the former Comisión Federal de Competencia Económica (Federal Commission for Economic Competition, or COFECE), and the CRT was created to succeed the Instituto Federal de Telecomunicaciones (Federal Telecommunications Institute, or IFT). The CRT is a decentralized administrative body of the Agencia de Transformación Digital y Telecomunicaciones (Digital Transformation and Telecommunications Agency), an independent agency tasked with furthering the efficient development of telecommunications and broadcasting in Mexico.

On November 19, 2025, an agreement was published in the Official Gazette issuing the Estatuto Orgánico de la Comisión Nacional Antimonopolio (Organic Statute of the National Antimonopoly Commission), which establishes the organizational structure and operating bases of the CNA as a decentralized public body of the government, in accordance with the Ley Federal de Competencia Económica (Federal Antitrust Law).

On November 27, 2025, President Sheinbaum announced an expected investment of between Ps. 500 and Ps. 2,000 million in transportation infrastructure for each of the venues hosting the FIFA World Cup 2026 in Mexico, Mexico City (Metro Line 2), Jalisco (Line 5) and Nuevo León (Lines 4 and 6).

On December 19, 2025, an agreement was published in the Official Gazette establishing a new methodology to determine the fees to be paid in connection with services provided by the CNA, such as concentrations analyses, which is informed by, international practices and the costs incurred by the CNA in providing such services, among other factors. Under this methodology, applicable fees are determined using a tiered structure based on the estimated maximum value of the operation and include an additional 15% sustainability surcharge.

Mining

On December 4, 2025, the Supreme Court affirmed the constitutionality of a decree published on May 8, 2023 in the Official Gazette that reformed, added and repealed various provisions on mining and water concessions contained in the Ley Minera (Mining Law), the Ley de Aguas Nacionales (National Water Law), the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law of Ecological Balance and Environmental Protection) and the Ley General para la Prevención y Gestión Integral de los Residuos (General Law for the Prevention and Comprehensive Management of Waste). Further, Supreme Court affirmed that Congress has the power to redefine the regulation of the mining and water sector, and that concession titles contain regulatory clauses that can be adjusted for the public interest.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings” in the 2024 Form 18-K.

Table No. 7 – Money Supply

	At September 30,
	2024		2025(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	2,836,728	Ps.	3,052,343
Checking deposits
In domestic currency		2,556,699		2,680,887
In foreign currency		661,480		650,214
Interest-bearing peso deposits		1,480,211		1,633,006
Savings and loan deposits		85,659		127,951

Total M1	Ps.	7,620,777	Ps.	8,144,401

M4	Ps.	19,354,248	Ps.	21,092,811

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation at the end of the third quarter of 2025 was 3.8%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 0.4 percentage point lower than the 4.2% consumer inflation for 2024 and 0.9 percentage points lower than the 4.7% consumer inflation for 2023. This trend was the result of Banco de México’s monetary policy actions and the decline in non-core inflation, particularly in fruits, vegetables and energy prices, which offset a moderate increase in core inflation.

Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 4.3% at the end of the third quarter of 2025, higher than core inflation of 3.7% for 2024.

On November 18, 2025, the Government announced the renewal of the Paquete Contra la Inflación y la Carestía (Anti-Inflation and Deficit Package, or PACIC), as part of which the private sector will contribute to stabilizing the prices of basic products, promoting a more balanced outlook between producers and consumers. The PACIC is intended to serve as a permanent platform for constructive dialogue between private companies and the public sector.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(4)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2022	7.8	5.3	22.0;(6) 22.0(7)
2023	4.7	1.4	20.0;(6) 20.0(7)
2024	4.2	7.4	20.0;(6) 20.0 (7)
2025:
January	3.6	7.6	12.0 ;(6) 12.0 (7)
February	3.8	7.9	—
March	3.8	7.3	—
April	3.9	7.1	—
May	4.4	6.8	—
June	4.3	5.2	—
July	3.5	4.1	—
August	3.6	3.7	—
September	3.8	3.4	—
October	3.6	3.4	—
November	3.8	2.8	—

(1)	Changes in price indices are calculated as the 12-month percentage change. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	Preliminary figures for July to November 2025.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor and Social Security.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January-June	6.4	7.0	4.3	6.6	6.8
July-December	8.9	9.6	6.0	9.2	9.6
2023:
January-June	11.1	11.4	7.9	11.3	11.4
July-December	11.1	11.3	8.5	11.5	11.5
2024:
January-June	11.0	11.2	8.7	11.4	11.5
July-December	10.4	10.5	8.3	10.8	11.0
2025:
January	9.9	9.8	7.9	10.3	10.4
February	9.5	9.3	7.8	9.9	10.0
March	9.1	9.0	7.5	9.7	9.8
April	8.8	8.6	7.2	9.3	9.3
May	8.3	8.3	6.9	9.0	9.1
June	8.1	8.0	6.7	8.7	8.8
July	7.7	8.0	6.4	8.3	8.3
August	7.4	7.7	6.2	8.1	8.1
September	7.3	7.6	6.1	8.0	8.1
October	7.3	7.4	5.9	7.8	7.9
November	7.2	7.3	5.8	7.6	7.7
December	7.2	7.2	5.7	7.5	7.5

Source: Banco de México.

During the first nine months of 2025, interest rates on 28-day Cetes averaged 8.2%, as compared to 10.8% during the same period of 2024. Interest rates on 91-day Cetes averaged 8.3%, as compared to 11.0% during the same period of 2024.

On January 2, 2026, the 28-day Cetes rate was 7.2% and the 91-day Cetes rate was 7.2%.

On September 25, 2025 and November 6, 2025, Banco de México held its sixth and seventh monetary policy meetings of 2025, respectively, and decreased the Tasa de Fondeo Bancario (overnight interbank funding rate) by 25 basis points on each occasion, bringing the rate to 7.25%. These decisions took into account the inflation outlook, the degree to which the monetary stance remained restrictive, the recent weakening of economic activity, exchange rate dynamics and potential spillovers from global trade policy shifts.

Banco de México decreased the overnight interbank funding rate to 7.0% at its meeting on December 18, 2025. That decision took into account the trajectory of inflation, the deceleration in domestic economic activity, exchange rate developments, and the prevailing global environment marked by trade tensions and geopolitical risks, as well as the degree to which the monetary stance remained restrictive. Therefore, as of January 2, 2026, the overnight interbank funding rate stood at 7.0%, compared to 10.0% as of December 31, 2024.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Rates

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2021	20.4672	20.2787
2022	19.4715	20.1193
2023	16.9190	17.7382
2024	20.7862	18.3336
2025
January	20.6068	20.5490
February	20.5080	20.4571
March	20.4380	20.2417
April	19.6095	20.0564
May	19.3858	19.4355
June	18.8332	19.0300
July	18.7963	18.6909
August	18.6440	18.7063
September	18.3342	18.499
October	18.5725	18.4296
November	18.3075	18.4185
December	18.0012	18.0739

Source: Banco de México.

On January 2, 2026, the peso/U.S. dollar exchange rate closed at Ps. 17.8803 = U.S.$1.00, a 13.98% depreciation in dollar terms as compared to the rate on December 31, 2024. The peso/U.S. dollar buying exchange rate published by Banco de México on January 2, 2026 (which took effect on the second business day thereafter) was Ps. 17.9528 = U.S.$1.00.

Banking System

As of September 30, 2025, the total assets of the banking sector were Ps. 15,362.5 billion, which represented a real annual increase of 3.9% as compared to the end of September 30, 2024. As of September 30, 2025, the current loan portfolio of the banking sector had a balance of Ps. 7,863.4 billion, a real annual increase of 3.2% as compared to September 30, 2024. Finally, the banking sector’s net result was Ps. 226.1 billion as of September 30, 2025, 2.1% lower in real terms as compared to September 30, 2024.

On October 1, 2025, the Consejo de Estabilidad Financiera (Mexican Financial Stability Board) updated its assessment of risks faced by the Mexican financial system, concluding that the Mexican financial system remains solid and resilient, and that the banking sector is adequately capitalized and counts with appropriate liquidity. The Mexican Financial Stability Board assessment also noted that the outlook continues to be subject to a high degree of uncertainty in connection with potential external shocks related to global monetary policy and geopolitical developments.

Banking Supervision and Support

As of September 30, 2025, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 20.4%, as compared to 19.4% as of September 30, 2024 and 19.09% as of December 31, 2024. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2024 Form 18-K.

As of September 30, 2025, all multiple banking institutions fell under the first early warning category, indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the event of unexpected loss scenarios. No immediate supervisory actions by the Comisión Nacional Bancaria y de Valores (CNBV) were required as of that date.

On October 10, 2025, the Instituto para la Protección al Ahorro Bancario (Institute for the Protection of Bank Savings, or IPAB) announced the beginning of the liquidation process of CIBanco S.A., Institución de Banca Múltiple (CIBanco). IPAB also announced that, in its role as liquidator, it would start to make payments in connection with insured deposits of up to 400,000 Unidades de Inversion (Investment Units, or UDIs), without the use of public funds, which are expected to fully cover the deposits of 99.4% of CIBanco’s affected banking clients. Authorities also stated that CIBanco’s 0.44% share of total banking system assets means its orderly liquidation does not pose a risk to the overall stability of the Mexican financial system.

On October 13, 2025, the CNBV announced the revocation of CIBanco’s authorization to operate as a multiple banking institution following IPAB’s appointment as liquidator of CIBanco’s assets.

On November 19, 2025, the Ministry of Finance and Public Credit, through the UIF, reported that it is coordinating actions with the U.S. Department of the Treasury, including the Office of Foreign Assets Control (OFAC) and the Financial Crimes Enforcement Network (FinCEN), to identify and disrupt financial structures associated with criminal organizations dedicated to the trafficking of narcotics. These joint efforts aim to block assets, prevent the use of front companies, and strengthen bilateral information-sharing mechanisms to limit the circulation of illicit proceeds in the Mexican and U.S. financial systems.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

As of October 31, 2025, the Comisión Nacional del Sistema de Ahorro para el Retiro (National Retirement Savings System Commission, or CONSAR) reported that total net assets managed within the Sistema de Ahorro para el Retiro (Retirement Savings System, or SAR) reached Ps. 8.17 trillion, representing more than 20.0% of Mexico’s GDP. These resources are invested under a diversified regime, allowing the Sociedades de Inversión Especializada en Fondos para el Retiro (Specialized Investment Companies in Retirement Funds, or SIEFORES) to maximize workers’ savings based on the maturity profile of each fund. As of October 31, 2025, 51.9% of net assets managed within the SAR was invested in Mexican government bonds.

On October 31, 2025, the Comisión Nacional de Seguros y Fianzas (National Insurance and Surety Commission, or CNSF) reported that, as of September 30, 2025, the insurance and surety market was comprised of 113 institutions, and that in the third quarter of 2025, direct premiums in the insurance sector increased from Ps. 704.1 billion to Ps. 787.1 billion, representing a 7.7% real increase compared to the same period in 2024. The insurance and surety sector recorded 5.1% real growth in profits, increasing from Ps. 62.2 billion in the third quarter of 2024 to Ps. 65.3 billion in the third quarter of 2025.

Securities Markets

On January 2, 2026, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 64,141.36 points, representing an 29.5% increase from the level at December 31, 2024.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

On September 23, 2025, an agreement was published in the Official Gazette establishing the Reglas de Procedimiento del artículo 10.12 (Revisión ante un Panel Binacional) del Tratado entre los Estados Unidos Mexicanos, los Estados Unidos de América y Canadá (Rules of Procedure of Article 10.12 (Review before a Binational Panel) of the United States-Mexico-Canada Agreement (USMCA), which govern binational panel reviews in connection with Chapter 10 of the USMCA on trade remedies.

On December 15, 2025, the Government, through the Ministry of Economy, announced that the Paquete Arancelario (Tariff Package), which came into effect on January 1, 2026, and is intended to protect 350,000 jobs in the automotive, steel, footwear, textile and apparel industries in the states of Aguascalientes, Baja California, Chihuahua, Coahuila, State of Mexico, Guanajuato, Jalisco, Nuevo León, Puebla, and Querétaro, without harming any trade partner or affecting trade relations with countries with which Mexico does not have a trade agreement in place.

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First nine months
	2024(1)		2025(1)
	(in millions of U.S. dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	21,402.5	U.S.$	16,357.3
Crude oil		16,185.6		11,646.9
Other		5,216.9		4,710.4
Non-oil products		434,357.7		465,284.7
Agricultural		17,813.6		16,272.4
Mining		7,703.4		9,537.3
Manufactured goods(2)		408,840.7		439,475.0

Total merchandise exports		455,760.2		481,642.0

Merchandise imports (f.o.b.)
Consumer goods		74,534.7		70,215.0
Intermediate goods(2)		354,900.0		372,582.5
Capital goods		45,797.4		41,772.0

Total merchandise imports		475,232.1		484,569.5

Trade balance	U.S.$	(19,471.9)	U.S.$	(2,927.5)

Average price of Mexican oil mix(3)	U.S.$	72.1	U.S.$	62.6

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

On August 28, 2025, the Ministry of Foreign Affairs announced that Mexico and Brazil had signed agreements on trade, health, agriculture, and energy to strengthen bilateral cooperation and expand opportunities for joint development.

On November 28, 2025, representatives of Mexico and Canada attended the first meeting of the Asociación Estratégica Integral México-Canadá (Mexico-Canada Integral Strategic Association, or AEIMC), with the aim of strengthening bilateral cooperation in priority sectors that contribute to joint development and well-being of both countries.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	First nine months
	2024(1)		2025(1)
	(in millions of U.S. dollars)
Current account(2)	U.S.$	(27,525.5)	U.S.$	(11,782.2)
Credits		568,480.7		593,921.2
Merchandise exports (f.o.b.)		456,262.2		482,234.2
Non-factor services		46,182.3		48,732.8
Transport		7,665.1		5,965.1
Tourism		24,266.8		25,778.4
Insurance and pensions		4,243.3		3,684.2
Financial services		663.7		736.6
Others		9,343.4		12,568.4
Primary income		16,927.9		16,500.3
Secondary income		49,108.3		46,453.9
Debits		596,006.2		605,703.4
Merchandise imports (f.o.b.)		475,763.6		485,133.9
Non-factor services		53,358.3		54,937.4
Transport		18,795.4		18,996.5
Tourism		7,947.9		9,649.5
Insurance and pensions		7,560.0		7,520.4
Financial services		2,309.3		1,426.9
Others		16,745.8		17,344.0
Primary income		65,800.5		64,708.0
Secondary income		1,083.8		924.2
Capital account		(55.3)		(24.7)
Credit		266.8		169.8
Debit		322.1		194.5
Financial account		(25,963.4)		(2,110.3)
Direct investment		(32,363.2)		(33,820.9)
Portfolio investment		1,319.3		2,408.2
Financial derivatives		2,610.2		2,798.8
Other investment		(8,998.1)		8,644.7
Reserve assets		11,468.3		17,858.9
International reserves		17,453.7		27,520.1
Valuation adjustment		5,985.4		9,661.2
Errors and omissions		1,617.4		9,696.5

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bound industry.

Source: Banco de México.

In the third quarter of 2025, Mexico’s current account registered a surplus of U.S.$2.32 billion, or 0.5% of GDP, compared to a deficit of U.S.$2.04 billion, or 0.5% of GDP, in the third quarter of 2024. The increase in the current account balance was mainly due to an increase in the balance of non-oil goods and, to a lesser extent, a decrease in the primary income deficit. This was partially offset by a reduction in the secondary income surplus and increases in the deficits in services and oil goods.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets
	(in billions of U.S dollars)
2022	199.1	201.1
2023	212.8	214.3
2024	228.8	231.8
2025:
January	230.8	240.7
February	234.3	245.5
March	237.0	246.5
April	239.1	245.8
May	240.0	246.2
June	241.5	248.9
July	242.3	251.2
August	244.4	248.9
September	246.8	267.2
October	248.9	257.0
November	250.2	255.7

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

Foreign Investment in Mexico

On November 19, 2025, the Ministry of Economy reported that, in the first three quarters of 2025, Foreign Direct Investment in Mexico reached a historic high of U.S.$40.9 billion, a 14.5% increase compared to U.S.$35.7 billion in the same period in 2024.

PUBLIC FINANCE

General

At the end of the third quarter of 2025, public finances remained consistent with the fiscal goals outlined in the 2025 Economic Package, reflecting an annual reduction in the budget deficit.

Fiscal policy

In September 2025, the Ministry of Finance and Public Credit published the Criterios Generales de Política Económica (General Criteria for Economic Policy) for 2026, on the basis of the Paquete Económico 2026 (2026 Economic Package) which sets forth a fiscal policy that aims to, among other objectives, (i) preserve macroeconomic stability, (ii) achieve the gradual normalization of the budget deficit and a sustainable level of public debt, and (iii) guarantee public investment in welfare programs, health sector policies, the strengthening of education and social housing and other priority programs, in accordance with the Estrategia Nacional de Industrialización y Prosperidad Compartida “Plan México” (the National Strategy for Industrialization and Shared Prosperity, or Plan Mexico).

The Budget

On November 7 and November 21, 2025, the Ley de Ingresos de la Federación para el Ejercicio Fiscal 2026 (Federal Revenue Law, or the 2026 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2026 (Federal Expenditure Budget for 2026, or the 2026 Expenditure Budget) were published in the Official Gazette, respectively.

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Selected Budgetary Expenditures; 2025 Expenditure Budget

(In Billions of Pesos)

	Actual
	2024(1)		First nine months of 2024(1)		First nine months of 2025(1)		2025 Budget(2)
Health	Ps.	65.6	Ps.	48.6	Ps.	42.6	Ps.	66.7
Education		449.1		344.2		383.4		450.9
Housing and community development		15.1		14.0		15.8		38.0
Government debt service		1,042.5		773.1		846.4		1,149.6
CFE and PEMEX debt service		107.9		139.9		176.8		186.4
PEMEX debt service		73.1		111.6		143.5		147.9
CFE debt service		34.7		28.3		33.4		38.5

(1)	Preliminary figures.
(2)

2025 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2025. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2025 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2025 and 2026 Budgets.

Table No. 15 – Budgetary Results; 2025 and 2026 Budget Assumptions and Targets

	Actual
	2024(1)	First nine months of 2024(1)	First nine months of 2025(1)	2025 Budget(2)	2026 Budget(2)
Real GDP growth (%)(3)	1.4%	1.7%	0.1%	0.5—1.5%	1.8-2.8%
Increase in the national consumer price index (%)(4)	4.2%	4.6%	3.8%	3.8%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)(5)	70.24	72.06	62.58	62.0	54.9
Average exchange rate (Ps./$1.00)	18.3	17.7	19.5	19.6	19.3
Average rate on 28-day Cetes (%)	10.7%	10.9%	8.5%	8.4%	6.6%
Public sector balance as % of GDP(6)	(5.0)%	(3.0)%	(2.2)%	(3.6)%	(3.6)%
Primary balance as % of GDP(6)	(1.5)%	(0.6)%	0.5%	0.2%	0.5%
Current account balance as % of GDP	(0.9)%	(2.0)%	(0.9)%	(0.3)%	(0.6)%

(1)	Preliminary figures.
(2)

2025 and 2026 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2025 and 2026, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2025 and 2026 economic results.

(3)	Figures represent year-over-year change for the first nine months of 2024 and first nine months of 2025.
(4)	Figures represent the 12-month percentage change in the consumer price index for the last month in the period indicated.
(5)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2025 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2025 Budget.

(6)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2024 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

On November 27, 2025, the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI) published the Estadística de Finanzas Públicas Estatales y Municipales 2024 (State and Municipal Public Finance Statistics, or EFIPEM), which consolidates information on revenue, expenditure, public debt and federal transfers by state and municipality based on data reported by local treasuries. The EFIPEM allows for the monitoring of state and municipal budget execution and multi-year fiscal planning, and provides key inputs for performance evaluation and the aligning of public spending with the objectives of the Plan Nacional de Desarrollo 2025-2030 (National Development Plan 2025–2030) and Mexico’s international sustainable development commitments.

The following table presents the composition of public sector budgetary revenues for the first nine months of 2024 and 2025 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2025 Budget.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First nine months of 2024(2)	First nine months of 2025(2)	2025 Budget(3)
Budgetary revenues	5,624.4	6,247.7	8,055.6
Federal Government	4,070.9	4,615.3	5,952.0
Taxes	3,696.2	4,107.3	5,297.8
Income tax(4)	2,036.3	2,243.2	2,859.7
Value-added tax	1,038.8	1,149.4	1,463.3
Excise taxes	449.9	495.8	713.8
Import duties	98.0	125.8	151.8
Tax on the exploration and exploitation of hydrocarbons	5.1	5.0	7.1
Export duties	0.0	0.0	0.0
Other	68.0	88.1	102.0
Non-tax revenue	373.4	508.0	654.2
Fees and tolls(5)	112.6	126.3	151.2
Transfers from the Mexican Petroleum Fund for Stabilization and Development	106.0	185.2	279.8
Fines and surcharges	154.8	196.4	223.2
Other	0.0	0.0	0.0
Public enterprises and agencies	1,553.6	1,632.4	2,103.7
PEMEX(6)	667.3	737.5	860.9
Others(7)	886.3	894.9	1,242.8

Note: Numbers may not total due to rounding.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2025 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2025. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2025 economic results.

(4)	Includes tax and oil Impuesto Sobre la Renta (Income Tax).
(5)	Includes oil and non-tax duties.
(6)	Includes oil revenues, which are classified as non-tax revenues for information consistency purposes.
(7)	Includes CFE, IMSS and ISSSTE.

Source: Ministry of Finance and Public Credit.

Revenues

Taxation and Tax Revenues

On October 31, 2025, the Organization for Economic Cooperation and Development (OECD) recognized Mexico and its tax authority, the Servicio de Administración Tributaria (Tax Administration Service), for providing tax certainty for high-income taxpayers.

Pursuant to the 2026 Revenue Law, the rates in cases of unpaid tax assessments are modified, starting in 2026, to reflect (i) increasing the rate on outstanding balances from 0.98% to 1.38% per month, and (ii) when payment by installments is authorized, increasing the rate from 1.26% to 1.42% per month, from 1.53% to 1.63% per month and from 1.82% to 1.97% per month for installment plans of up to 12 months, installments plans of between 12 and 24 months and installments plans of over 12 months or deferred payment plans, respectively.

Expenditures

Health and Labor, Education and Other Social Welfare Expenditures

On November 10, 2025, the Programa Institucional 2025-2030 del Instituto Nacional de Salud Pública (Institutional Program 2025-2030 of the National Institute of Public Health) was published in the Official Gazette, with the aim of improving public health in Mexico through scientific research and development, and by implementing a healthcare approach based on equity, social justice and collective well-being.

On November 25, 2025, the Consejo Nacional de Inclusión Financiera (National Council for Financial Inclusion, or CONAIF) presented the Política Nacional de Inclusión Financiera 2025-2030 (National Financial Inclusion Policy 2025-2030), which aims to promote the financial inclusion of individuals and businesses in Mexico.

On December 2, 2025, President Sheinbaum announced the launch of 500 Farmacias del Bienestar (Well-being Pharmacies), which aim to benefit elderly populations and those with disabilities by improving access to medication, with plans to implement them throughout Mexico by March 2026.

On December 5, 2025, the Programa Institucional de Financiera Para el Bienestar 2025-2030 (Institutional Program of Finance Entity for Well-Being) 2025-2030) was published in the Official Gazette, outlining the five-year program of the decentralized agency tasked, with serving the interests of vulnerable populations in the financial system, including by providing reliable and timely financial services and products.

Government Agencies and Enterprises

On December 10, 2025, the Ministry of Economy published the Calendario de Presupuesto Autorizado a la Secretaría de Economía y Entidades Paraestatales Apoyadas para el Ejercicio Fiscal 2026 (Authorized Budget Calendar for the Ministry of Economy and Supported Parastatal Entities for Fiscal Year 2026) in the Official Gazette.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At September 30, 2024(2)	At September 30, 2025(2)
Historical Balance of Public Sector Borrowing Requirements	49.3%	49.9%

(1)

The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 1 to Table No. 67 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements” in the 2024 Form 18-K.

(2)	Preliminary figures.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2024 Form 18-K.

Internal Debt

On October 2, 2025, the Ministry of Finance and Public Credit carried a refinancing transaction in the local market in the amount of Ps. 137.0 billion consisting of CETES, M Bonos, and Udibonos, of which Ps. 34.2 billion, Ps. 66.4 billion, and Ps. 36.4 billion had maturity dates in 2025, 2026, and 2027 onward, respectively. The refinancing transaction involved the issuance of longer-term instruments with maturities between 2027 to 2054.

On October 31, 2025, the Ministry of Finance and Public Credit carried out a refinancing transaction in the local market in the amount of Ps. 165.0 billion consisting of CETES, M Bonos, and Udibonos, of which Ps. 27.0 billion, Ps. 49.1 billion, and Ps. 88.9 billion had maturity dates in 2025, 2026, and 2027 onward, respectively. The refinancing transaction involved the issuance of longer-dated instruments with maturities between 2027 to 2054.

On December 5, 2025, the Ministry of Finance and Public Credit carried out sustainability-linked bond offerings in the local market in the amount of Ps. 26,200 million consisting of an issuance of BONDES G with two, four and six year maturities and an issuance of a Bono S with a 10 year maturity, each under the SDG Sovereign Bond Framework.

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At September 30, 2024(1)		At September 30, 2025(1)
	(in billions of pesos)
Gross Debt	Ps.	13,330.7	Ps.	14,909.6
By Term
Long-term		12,532.0		14,302.9
Short-term		798.7		606.6
By User
Federal Government		12,595.0		14,171.6
State-Owned Public Companies (PEMEX and CFE)		326.6		301.7
Development Banks		409.1		436.2
Financial Assets		760.6		1,103.5
Total Net Debt	Ps.	12,570.1	Ps.	13,806.1
Gross Internal Debt/GDP		40.3%		42.7%
Net Internal Debt/GDP(2)		38.0%		39.6%

(1)	Preliminary figures.
(2)	The calculation of net internal debt is discussed in footnote 2 to Table No. 68 in “Public Debt—Internal Debt—Internal Public Sector Debt” in the 2024 Form 18-K.

Internal Government Debt

As of January 2, 2026, there was no debt of any state or municipality guaranteed by the Government outstanding.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 19 – Gross and Net Internal Debt of the Government(1)

	At September 30, 2024		At September 30, 2025(2)
	(in billions of pesos, except percentages)
Government Securities	Ps.12,108.8	96.1%	Ps.13,699.2	96.7%
Cetes	1,764.2	14.0	2,034.5	14.4
Floating Rate Bonds(5)	2,190.5	17.4	2,216.0	15.6
Inflation-Linked Bonds	3,583.8	28.5	4,209.1	29.7
Fixed Rate Bonds	4,560.3	36.2	5,264.3	37.1
STRIPS of Udibonos	9.9	0.1	10.2	0.1
Other(3)	486.2	3.9	472.5	3.3

Total Gross Debt	Ps.12,595.0	100.0%	Ps.14,171.6	100.0%

Net Debt
Financial Assets(4)	437.2		500.9

Total Net Debt	Ps.12,157.8		Ps.13,670.7

Gross Internal Debt/GDP	38.0%		40.6%
Net Internal Debt/GDP	36.7%		39.2%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because such sales do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 98.8 billion at September 30, 2024 and Ps. 88.0 billion at September 30, 2025 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Figures correspond to BONDES D floating rate bonds, which are linked to the one-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE), whereas BONDES F and BONDES G are floating-rate bonds linked to the one-day tasa de interés interbancaria de equilibrio de fondeo (funding equilibrium interbank interest rate, or TIIEF).

Source: Ministry of Finance and Public Credit.

External Debt

On September 8, 2025, Standard & Poor’s affirmed Mexico’s long-term foreign-currency debt rating of BBB, maintaining a stable outlook.

On October 28, 2025, HR Ratings affirmed Mexico’s long-term foreign-currency debt rating of BBB+, changing the outlook from negative to stable.

On October 30, 2025, Kroll Bond Rating Agency affirmed Mexico’s long-term foreign-currency debt rating of BBB, maintaining a stable outlook.

External Public Sector Debt

According to preliminary figures, as of September 30, 2025, outstanding gross external public sector debt totaled U.S.$256.4 billion, an approximate U.S.$35.3 billion increase from the U.S.$221.0 billion outstanding on December 31, 2024. Of this amount, U.S.$254.2 billion represented long-term debt and U.S.$2.2 billion represented short-term debt. Net external indebtedness increased by U.S.$25.3 billion during the first nine months of 2025.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Table No. 20 – Summary of External Public Sector Debt by Type(1)(2)

	At September 30, 2024(3)		At September 30, 2025(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	128,907.8	U.S.$	153,002.7
Long-Term Debt of Budget Controlled Agencies		83,991.7		95,804.1
Other Long-Term Public Debt(4)		5,081.3		5,352.0

Total Long-Term Debt	U.S.$	217,980.8	U.S.$	254,158.8

Total Short-Term Debt		6,767.7		2,196.1

Total Long- and Short-Term Debt	U.S.$	224,748.5	U.S.$	256,354.9

Table No. 21 – Summary of External Public Sector Debt by Currency(1)

	At September 30, 2024 (3)			At September 30, 2025 (3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	168,884.1	75.1%	U.S.$	190,191.4	74.2%
Japanese Yen		7,123.6	3.2		7,078.9	2.8
Swiss Francs		3,077.4	1.4		4,371.3	1.7
Pounds Sterling		1,944.6	0.9		1,952.1	0.8
Euros		30,375.7	13.5		36,911.9	14.4
Others		13,343.5	5.9		15,849.3	6.2

Total	U.S.$	224,748.9	100.0%	U.S.$	256,354.9	100.0%

Table No. 22 – Net External Debt of the Public Sector(1)

	At September 30, 2024 (3)		At September 30, 2025 (3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	219,817.5	U.S.$	243,645.2
Gross External Debt/GDP		13.0%		13.0%
Net External Debt/GDP		12.7%		12.4%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2025) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(3)	Adjusted to reflect the effect of currency swaps.
(4)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 23 – Gross External Debt of the Government by Currency

	At September 30, 2024			At September 30, 2025(2)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	82,687.5	64.1%	U.S.$	95,634.8	62.5%
Japanese Yen		6,305.8	4.9		6,286.8	4.1
Swiss Francs		3,077.4	2.4		4,371.3	2.9
Pounds Sterling		1,341.1	1.0		1,346.3	0.9
Euros		22,976.7	17.8		30,286.3	19.8
Others		12,519.4	9.7		15,077.2	9.9

Total	U.S.$	128,907.9	100.0	U.S.$	153,002.7	100.0

Table No. 24 – Net External Debt of the Government

	At September 30, 2024			At September 30, 2025(2)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	125,755.2		U.S.$	150,368.7
Gross External Debt/GDP		7.5	%(2)		7.8%
Net External Debt/GDP		7.3	%(2)		7.7%

Table No. 25 – Net Debt of the Government

	At September 30, 2024	At September 30, 2025(2)
Internal Debt	83.1%	83.2%
External Debt(1)	16.9%	16.8%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 3 to Table No. 77 in “Public Debt—External Public Debt—External Public Sector Debt” in the 2024 Form 18-K.
(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit.

External Securities Offerings and Liability Management Transactions

On September 19, 2025, Mexico issued €2,500,000,000 of its 3.500% Global Notes due 2029, €1,500,000,000 of its 4.500% Global Notes due 2034 and €1,250,000,000 of its 5.125% Global Notes due 2038.

On September 22, 2025, Mexico issued $1,500,000,000 of its 4.750% Global Notes due 2031, $4,000,000,000 of its 5.375% Global Notes due 2033 and $2,500,000,000 of its 5.625% Global Notes due 2035.

IMF Credit Lines

On November 13, 2025, the IMF Executive Board renewed the Flexible Credit Line Arrangement with Mexico for two more years, maintaining it as a precautionary instrument to support external resilience.